

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2020

Richard Pascoe
Chief Executive Officer and President
Histogen Inc.
10655 Sorrento Valley Road, Suite 200
San Diego, CA 92121

      Re: Histogen Inc.
             Registration Statement on Form S-3
             Filed August 17, 2020
             File No. 333-248074

Dear Mr. Pascoe:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jason L. Drory at 202-551-8342 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Larry W. Nishnick, Esq.